Form N-SAR
Item 77P
Information Required to be Filed Pursuant to Exemptive Orders
The RBB Fund, Inc.

1.	The RBB Fund, Inc. (the "Company"), Matson Money, Inc.
("Matson Money") and Summit Global Investments, LLC
("Summit") filed an amended and restated exemptive application on May 13, 2015, for an order of the Securities and Exchange Commission ("SEC") to allow
Matson, Summit and other future series of the Company to be sold to separate accounts funding variable annuity and variable life insurance contracts issued by both affiliated and unaffiliated life insurance companies.

On June 23, 2015, the SEC issued an order granting the Company, Matson and Summit exemptive relief. The exemptive order is incorporated herein by reference to the exemptive order dated June 23, 2015 that was filed electronically with the SEC on June 24, 2015.
(Accession No: 9999999997-15-011079).